Exhibit H-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     September   , 2000
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     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
October   , 2000 to the Secretary, Securities and Exchange Commission,
        --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After October   , 2000, the application(s) and/or declaration(s),
                             --
as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

IES UTILITIES INC.  (70-9375)
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     IES Utilities Inc. ("IES"), Alliant Energy Tower, Cedar Rapids, Iowa 52401,
a wholly-owned electric and gas utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company, has filed a post-effective amendment to its Application-Declaration in this proceeding pursuant to Sections 6(a), 7, and 32(h) of the Act and Rule 53 thereunder.

     At December 31, 1999, IES served approximately 345,000 electric and 181,000 gas customers, all in Iowa. For the year ended December 31, 1999, IES had operating revenues of $800,696,000, of which $627,950,000 were derived from electric operations, $145,825,000 from gas operations, and $26,921,000 from steam and other operations. At December 31, 1999, IES had total assets of $1,755,808,000, including net utility and steam plant assets of $1,300,442,000.


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     At June 30, 2000, IES's capitalization consisted of (1) 13,370,788 shares of common stock, all of which are held by Alliant Energy; (2) 366,406 shares of cumulative preferred stock, issued in three series and having an aggregate face amount equal to $18,320,000; and (3) $553,300,000 aggregate principal amount of long-term debt, as follows: (a) five series of collateral trust bonds totaling $234,400,000, (b) three series of first mortgage bonds totaling $111,000,000,
(c) obligations with respect to tax-exempt bond financings totaling $22,900,000,
(d) senior unsecured debentures totaling $135,000,000, and (e) subordinated debentures totaling $50,000,000. IES's capitalization at June 30, 2000, consisted of 52.8% common equity, 1.7% preferred stock and 46.0% long-term debt. IES's long-term secured debt is currently rated A+ by Standard & Poor's and A2 by Moody's.

     By order dated November 25, 1998 (Holding Co. Act Release No. 26945) (the "Current Financing Order"), the Commission authorized IES to (1) issue and sell from time to time through December 31, 2000, in one or more series, any combination of (a) collateral trust bonds ("Trust Bonds"), (b) senior unsecured debentures ("Senior Debentures"), and (c) unsecured subordinated debentures ("Subordinated Debentures"); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities ("Facilities"). As security for IES's obligations under any agreement relating to the Tax-Exempt Bonds, IES was also authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IES of the proceeds of the Tax-Exempt Bonds by the issuer thereof, (2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of Trust Bonds, (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and (6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds.

     Under the Current Financing Order, the aggregate principal amount of the Trust Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds shall not exceed $200 million, provided that such amount excludes the principal amount of any Trust Bonds issued as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds. The Current Financing Order provides that no series of Trust Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for first mortgage bonds having reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonable similar terms, conditions and features (the "Ceiling Rate"). Further, the Current Financing Order provides that no series of Senior Debentures or Subordinated Debentures will be sold if their fixed interest rate or initial adjustable interest rate exceeds the Ceiling Rate.

     In its post-effective amendment in this proceeding, IES is requesting an extension of the authorization period under the Current Financing Order from December 31, 2000 to June 30, 2004 ("Extended Authorization Period"). During the Extended Authorization Period, IES proposes to issue from time to time in one or


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more transactions Trust Bonds, Senior Debentures, and Unsecured Debentures and
to enter into agreements with respect to Tax-Exempt Bonds in an aggregate principal amount not to exceed $200 million, provided that Trust Bonds issued as collateral for IES's obligations with respect to Tax-Exempt Bonds will not count against this limitation. IES states that all other terms, conditions, and limitations contained in the Original Financing Order, including but not limited to limitations on interest rates, maturities, and premiums paid upon redemption, will continue to apply.


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